05039354

BB 3/18 *

OMB APPROVAL	
OMB Number:	3235-0123
Expires: January 31, 2007	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16267

RECD S.E.C.
MAR 1 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Financial Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1285 Avenue of the Americas
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E.L. Alvey **516-745-8858**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, *swear (or affirm) that, to the best of my knowledge and* belief the accompanying financial statements and supporting schedules pertaining to the firm of ______________________________, as of ______________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See Attached Oath or Affirmation

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying consolidated statement of financial condition pertaining to the firm of UBS Financial Services Inc. at and for the year ended December 31, 2004, are true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client, except security accounts of principal officers and directors that are classified as client accounts (debits $840,758, credits $803,452).

(Name) Diane Frimmel
(Title) Executive Vice President and
Director of Operations
UBS Financial Services Inc.

(Name) Robert J. Chersi
(Title) Executive Vice President and
Chief Financial Officer
UBS Financial Services Inc.

STATE OF NEW JERSEY

Sworn to before me this
25th day of February 2005

Frances Soares
Notary Public
State of New Jersey
My Commission Expires Feb. 21 2007

UBS Financial Services Inc.

Consolidated Statement of Financial Condition

December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm 1

Consolidated Statement of Financial Condition 2
Notes to Consolidated Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
UBS Financial Services Inc.

We have audited the accompanying consolidated statement of financial condition of UBS Financial Services Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 9, 2005

UBS Financial Services Inc.
Consolidated Statement of Financial Condition
December 31, 2004
(in thousands of dollars)

Assets		
Cash and cash equivalents	$	292,272
Cash and securities segregated and on deposit for federal and other regulations		3,463,096
Trading assets, at fair value		4,250,624
Trading assets, pledged to creditors, at fair value		166,716
Total trading assets		4,417,340
Securities received as collateral		481,615
Securities purchased under agreements to resell		27,203,040
Securities borrowed		7,316,212
Receivables:		
Clients (net of allowance for doubtful accounts of $15,951)		5,153,781
Brokers and dealers		248,518
Dividends and interest		57,994
Fees and other		83,479
Receivable from affiliated companies		105,569
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $517,096)		273,090
Other assets		1,299,451
	$	50,395,457
Liabilities and stockholder's equity		
Short-term borrowings	$	758,935
Trading liabilities, at fair value		154,276
Obligation to return securities		481,615
Securities sold under agreements to repurchase		26,801,801
Securities loaned		3,902,598
Payables:		
Clients (including free credit balances of $3,316,016)		9,600,591
Brokers and dealers		354,415
Dividends and interest		67,867
Other liabilities and accrued expenses		1,106,104
Accrued compensation and benefits		626,938
Payable to affiliated companies		3,134,129
		46,989,269
Long-term borrowings		140,000
Commitments and contingencies		
Subordinated liabilities		1,230,000
Stockholder's equity		2,036,188
	$	50,395,457

See Notes to Consolidated Statement of Financial Condition.

(in thousands of dollars except share data)

Note (1) Summary of Significant Accounting Policies

Organization and Basis of Presentation
The consolidated statement of financial condition includes the accounts of UBS Financial Services Inc. and its wholly owned subsidiaries (collectively, "UBSFSI" or the "Company"). All material intercompany balances and transactions have been eliminated. UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"). The Company engages in material transactions with its affiliates.

The Company is engaged in one principal line of business, that of serving the investment and capital needs of individual and institutional clients. The Company is a securities firm operating predominantly in the United States and Puerto Rico.

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 123 (revised 2004), Share-Based Payment, ("SFAS 123-R") which is a revision of SFAS 123, Accounting for Stock-Based Compensation ("SFAS 123") and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Further, SFAS 123-R introduces the notion of a requisite service period, which indicates that the service period for awards with future vesting may not be defined as a prior period. For the Company, this will result in a change in the expense attribution period for certain awards.

SFAS 123-R is effective for interim or annual reporting periods beginning after June 15, 2005 with earlier application permitted. The Company will adopt SFAS 123-R effective January 1, 2005 using the modified prospective method. Under the modified prospective method, SFAS 123-R applies to new awards that are granted, modified or settled after SFAS 123-R is adopted. Compensation cost for prior awards shall be based on the grant date fair value and expense attribution method used for recognition or disclosure purposes under SFAS 123. Prior periods will not be restated.

Note (1) Summary of Significant Accounting Policies (continued)

The Company recognizes the fair value of share awards granted as part of annual bonuses in the year of corresponding performance, aligning with the revenue produced. As such, share awards granted as part of annual bonuses, including those issued in 2005 as part of the 2004 performance year have been fully attributed to prior periods. Shares issued as part of new hire awards are recognized over the vesting period. The Company recognizes compensation expense for option awards at the date of grant. Upon adoption of SFAS 123-R, the Company may recognize an adjustment to reflect the fair value of the option awards. Subsequent to initial transition to SFAS 123-R, only option awards and certain share awards are generally expected to be recognized in the 2005 financial statements. These awards will be recognized over the requisite service period as newly defined in SFAS 123-R, which is expected to result in a gradual increase of compensation expense over the next several years as these awards move through their vesting periods. Therefore, compensation expense recognized under SFAS 123-R is expected to decrease in 2005 due to the change in the expense attribution period for bonus awards.

Trading Assets and Liabilities
Trading assets and liabilities, including derivative contracts held or issued for trading purposes, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments and pricing models. Pricing models consider time value and volatility factors underlying the financial instruments and other economic measurements.

Derivative Financial Instruments
A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument or index such as a forward, future, swap or option contract and other financial instruments with similar characteristics. A derivative financial instrument also includes firm or standby commitments for the purchase of securities.

The derivative definition does not include cash instruments whose values are derived from changes in the value of some asset or index, such as mortgage-backed securities. Derivative contracts used by the Company generally represent future commitments to exchange interest payment streams based on the gross contract or notional amount or to purchase or sell financial instruments at specified terms and future dates.

In connection with the Company's trading activities, the Company may take a position based upon expected future market conditions. The Company also takes positions to facilitate client transactions.

Note (1) Summary of Significant Accounting Policies (continued)

Derivative instruments held or issued for trading purposes are marked-to-market with the resulting unrealized gains and losses recorded on the consolidated statement of financial condition in trading assets or liabilities. The fair value of exchange-traded derivatives, such as futures and certain option contracts, is determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments, as well as other economic factors.

Collateralized Securities Transactions
Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale agreements and repurchase agreements may be netted by counterparty on the consolidated statement of financial condition.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral.

The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

Note (1) Summary of Significant Accounting Policies (continued)

In the normal course of business, the Company has margin securities, and obtains securities under agreements to resell and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2004, the Company obtained and had available securities with a fair value of approximately $45,933,041 on such terms, of which approximately $41,820,094 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

Depreciation and Amortization
The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Income Taxes
Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of SFAS 109, Accounting for Income Taxes.

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. Federal, state and local, and foreign taxes are provided for on a separate return basis.

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash and cash equivalents are carried at cost plus accrued interest, which approximates fair value.

Financial Instruments
Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, certain payables and long-term and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

(in thousands of dollars except share data)

Note (2) Trading Assets and Liabilities

At December 31, 2004, trading assets (including those pledged to creditors) and liabilities, recorded at fair value, consisted of the following:

Trading assets:		
State and municipals	$	3,248,820
Equities		526,644
Commercial paper and other short-term debt		459,310
U.S. government and agencies		94,463
Corporate debt		47,233
Mortgage-backed		40,870
	$	4,417,340
Trading liabilities:		
U.S. government and agencies	$	86,998
State and municipals		23,309
Corporate debt		22,939
Equities		13,004
Mortgage-backed		8,026
	$	154,276

Included in trading assets as of December 31, 2004, are securities pledged for repurchase transactions, which the counterparty does not have the right to sell or repledge to others, with a market value of $100,818. Trading assets pledged to creditors, included in the consolidated statement of financial condition, represent proprietary positions, which have been pledged as collateral to counterparties on terms that permit the counterparty to sell or repledge the securities to others.

Trading liabilities represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the trading liabilities may exceed the amount reflected in the consolidated statement of financial condition.

(in thousands of dollars except share data)

Note (3) Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At December 31, 2004, the consolidated statement of financial condition included the following balances with affiliates:

Assets	
Securities purchased under agreements to resell	$ 14,777,665
Securities borrowed	7,144,154
Cash and securities segregated and on deposit for federal and other regulations	2,485,600
Securities received as collateral	481,615
Receivables from affiliated companies	105,569
Liabilities	
Securities sold under agreements to repurchase	$ 11,857,619
Securities loaned	3,899,674
Payable to affiliated companies	3,134,129
Subordinated liabilities	1,230,000
Obligation to return securities	481,615
Long-term borrowings	140,000

In the normal course of business, the Company enters into resale and repurchase agreements and securities lending transactions with affiliated companies in order to facilitate client transactions and to meet its short-term financing needs.

Included in cash and securities segregated and on deposit for federal and other regulations on the consolidated statement of financial condition are securities purchased under agreements to resell with an affiliate, UBS Securities LLC ("UBSS LLC"), of $2,485,600 which are maintained in a special reserve account, at a third party bank, pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3.

A substantial portion of the payable to affiliated companies represents amounts due to UBS Cayman, which facilitates the funding between UBSFSI and affiliates.

Pursuant to service level arrangements, the Company receives and provides certain services from and to affiliates. The significant arrangements in which the Company receives services include an agreement with UBS Services USA LLC for administrative and operational support services, and agreements with UBSS LLC and UBS for operational support services and securities research services. The significant arrangements where the Company provides services to affiliates include agreements with UBS Bank USA LLC ("UBS Bank") and UBS International Inc.

(in thousands of dollars except share data)

Note (3) Related Party Transactions (continued)

Pursuant to a service level agreement, assignments and subleases, the Company has obligations to UBS and certain other affiliates which have entered into various noncancelable operating lease agreements on the Company's behalf.

During the year, the Company sold certain client loans to UBS Bank. The aggregate amount, which represented the outstanding principal plus accrued interest at the time of the sales, totaled $142,371.

The Company clears commodity transactions on an omnibus basis and also clears certain mortgage-backed transactions on a fully disclosed basis through UBSS LLC.

The Company paid $100,000 in cash dividends to UBS Americas during the year ended December 31, 2004.

Note (4) Short-Term Borrowings

The Company meets its short-term financing needs by borrowing from affiliates, obtaining bank loans, on either a secured or unsecured basis, entering into agreements to repurchase, whereby securities are sold with a commitment to repurchase at a future date, and through securities lending activity.

Bank loans were comprised of $758,935 of unsecured loans at December 31, 2004, which generally bear interest at rates based on either the federal funds rate or LIBOR.

Note (5) Long-Term Borrowings

Long-term borrowings at December 31, 2004 consisted of a secured promissory note payable to UBS Americas due August 29, 2006 for $140,000 which is collateralized by certain assets of the Company, totaling $214,382 (the "collateral"). UBS Americas' sole recourse is limited to the collateral and in accordance with net capital rules as discussed in Note (10), $140,000 of such assets are included as allowable assets in the calculation of regulatory capital. Interest rates on long-term borrowings are based upon the federal funds rate or LIBOR.

Note (6) Subordinated Liabilities

Under the terms of the Junior Subordinated Revolving Credit Agreement between UBSFSI and UBS Americas, UBS Americas has agreed to make revolving credit loans to UBSFSI up to a maximum of $2,500,000, from time to time, until March 1, 2009. In addition, each loan shall have a March 1, 2010 maturity date and bear interest at a rate based upon either the federal funds rate or LIBOR. At December 31, 2004, there was $1,230,000 outstanding which is due March 1, 2010.

The loan is subordinated to claims of general creditors, is covered by an agreement approved by the New York Stock Exchange, Inc. ("NYSE") and other regulatory authorities and is included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule and NYSE Rule 326. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note (7) Risk Management

Financial instrument transactions involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis and through a variety of financial, security position and credit exposure reporting and control procedures.

Market Risk
Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, equity prices and foreign currency exchange rates. The Company has a variety of methods to monitor its market risk profile. The senior management of each business group is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and aids in setting and monitoring risk policies of the Company, including monitoring adherence to the established limits, performing market risk modeling, and reviewing trading positions and hedging strategies.

Market risk modeling is based on estimating potential loss through models such as Value-at-Risk. Other market risk control procedures include monitoring inventory agings, reviewing traders' marks, and regular meetings between the senior management of the business groups and the risk control group.

Note (7) Risk Management (continued)

Credit Risk in Proprietary Transactions

Counterparties to the Company's financing activities are primarily affiliates and other financial institutions, including banks, brokers and dealers, investment funds and insurance companies. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, and U.S. government and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. The amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2004, the market value of client securities loaned to other brokers approximated the amounts due or collateral obtained.

Credit Risk in Client Activities

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in commodities and financial futures, trading liabilities and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. Margin deposit requirements pertaining to commodity futures and options transactions are generally lower than those for exchange-traded securities. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take market action and credit losses could be realized.

Note (7) Risk Management (continued)

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2004 were settled without material adverse effect on the Company's consolidated statement of financial condition.

Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on- or off-balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. The Company engages in underwriting and other financing activities primarily with municipalities and other financial institutions. These activities could result in concentrations of credit risk with a particular counterparty, or group of counterparties operating in a particular geographic area or engaged in business in a particular industry. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

The Company's most significant industry concentration, which arises within its normal course of business activities, is with affiliates and other financial institutions including banks, brokers and dealers, investment funds and insurance companies.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms. The internal control environment involves various oversight functions, such as Audit, Controllers, Legal and Compliance. Certain of these functions are performed by affiliates on the Company's behalf.

(in thousands of dollars except share data)

Note (8) Commitments and Contingencies

Leases

The Company leases office space and equipment under noncancelable operating lease agreements which expire at various dates through 2016. At December 31, 2004, the aggregate minimum future rental payments required by operating leases with initial or remaining lease terms exceeding one year, were as follows:

2005	$ 147,129
2006	136,074
2007	127,433
2008	122,147
2009	109,821
Thereafter	389,896
	$ 1,032,500

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

Other Commitments and Contingencies

At December 31, 2004, the Company was contingently liable under unsecured letters of credit totaling $124,035, which approximated fair value.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit, which are fully collateralized by customer margin securities. At December 31, 2004, the Company had outstanding $238,208 of such standby letters of credit.

In the normal course of business, the Company enters into when-issued transactions and underwriting commitments. Settlement of these transactions at December 31, 2004 would not have had a material impact on the Company's consolidated statement of financial condition.

The Company has been named as a defendant in numerous legal actions in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's consolidated statement of financial condition.

Note (9) Stockholder's Equity

There are 100 shares authorized, issued and outstanding of $1 par value common stock.

(in thousands of dollars except share data)

Note (10) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule and the NYSE Growth and Business Reduction capital requirements. Under the method of computing capital requirements adopted by the Company, minimum net capital shall not be less than 2% of combined aggregate debit items arising from client transactions, plus excess margin collected on resale agreements, as defined. A reduction of business is required if net capital is less than 4% of such aggregate debit items. Business may not be expanded if net capital is less than 5% of such aggregate debit items. At December 31, 2004, the Company's net capital of $1,357,553 was 13.6% of its December 31, 2004 aggregate debit items and its net capital in excess of the minimum required was $1,157,263. Advances to UBS Americas and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and NYSE.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation. At December 31, 2004, the Company had a $1,463 reserve deposit requirement for PAIB. The Company had $5,600 of qualified securities on deposit in the PAIB Special Reserve Bank Account.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

Note (11) Employee Incentive Awards

Employees of the Company are covered under UBS's various Stock Option and Award Plans which provide for the granting of nonqualified stock options, cash and restricted stock awards, and other stock based awards. Certain employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant.

Note (11) Employee Incentive Awards (continued)

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan ("EOP"). These awards are mandatory deferrals from the employee's year-end incentive bonus that is above a certain level and are expensed up front in the performance year. The awards contain restrictions on sale or transfer lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. Restricted stock awards may also be granted as part of a new hire recruiting package. The new hire awards generally contain restrictions on sale or transfer lapsing over three or ten years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. These awards are expensed over the vesting period.

In connection with the November 3, 2000 merger with UBS, retention awards were issued to key employees in the form of restricted stock and cash. The awards have vesting periods ranging from one to four years. Restricted stock awards issued in connection with merger-related retention awards are allocated to the Company.

Certain eligible employees of the Company participate in the UBS Financial Services Inc. PartnerPlus Plan (the "PartnerPlus Plan"), a nonqualified deferred compensation plan. Under the PartnerPlus Plan, the Company makes annual contributions and the employee may elect to make voluntary pre-tax contributions, subject to a maximum percent of the Company contribution. The Company and employee contributions earn tax-deferred interest and are subject to certain vesting provisions, generally over a six to ten year period. The awards are expensed on a straight line basis over the vesting period.

The Company has entered into various agreements with certain of its financial advisors whereby these financial advisors receive a forgivable loan. These employee forgivable loans ("EFLs") have been capitalized and are being amortized on a straight-line basis over the terms specified in each agreement.

Note (12) Employee Benefit Plans

Defined Benefit Pension Plan

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the "Plan") of UBS Financial Services Inc., which was frozen in 1998.

(in thousands of dollars except share data)

Note (12) Employee Benefit Plans (continued)

The following table provides a reconciliation of the Plan's benefit obligation and fair value of Plan assets, as well as a summarization of the Plan's funded status and accrued pension liability which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2004:

Change in Benefit Obligation:		
Benefit obligation at beginning of year	$	636,725
Service cost		13,034
Interest cost		38,830
Actuarial loss		21,584
Benefits paid		(32,019)
Benefit obligation at end of year	$	678,154
Change in Plan Assets:		
Fair value of Plan assets at beginning of year	$	546,405
Actual return on assets		65,777
Employer contribution		-
Benefits paid		(32,019)
Fair value of Plan assets at end of year	$	580,163
Funded status	$	(97,991)
Unrecognized net loss		245,715
Net amount recognized	$	147,724

Amounts recognized in the consolidated statement of financial condition for the year ended December 31, 2004 consisted of:

Accrued benefit liability	$	(92,583)
Accumulated other comprehensive income/(loss)		240,307
Net amount recognized	$	147,724

The measurement date was December 31, 2004. The accumulated benefit obligation was $672,746 for the year ended December 31, 2004.

(in thousands of dollars except share data)

Note (12) Employee Benefit Plans (continued)

The benefit obligation for the Plan was determined using an assumed discount rate of 6% and an assumed rate of compensation increase of 4%. The weighted-average assumed rate of return on Plan assets was 8.5%. Plan assets consist primarily of equity securities and U.S. government and agency obligations.

UBS Financial Services Inc. Pension Plan's weighted average asset allocations at December 31, 2004 by asset category are as follows:

Asset Category	
Equity securities*	65%
Debt securities*	32%
Other	3%
Total	100%

*In 2004, no UBS stock or debt was included in the equity or debt securities components.

Investment Policies and Strategies
The Plan's long-term asset allocation target is 65% equity securities and 35% fixed income securities. The Plan's strategy utilizes allocations to U.S. equity of large, medium and small capitalization companies, international equity and alternative investments as part of the overall equity allocation. For the fixed income allocation, the Plan utilizes allocations to U.S. long-term fixed income and opportunistic investments in high yield and international fixed income.

Basis Used to Determine the Expected Long-Term Return on Plan Assets Assumption
A weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on plan assets. The expected returns are based on a capital markets model developed by the Plan's investment consultant.

Expected Contributions
Based on the funded status of the Plan at the end of the fiscal year, UBSFSI does not expect to contribute to its Pension Plan in 2005. This will be evaluated on a quarterly basis, and is subject to change.

(in thousands of dollars except share data)

Note (12) Employee Benefit Plans (continued)

Estimated Future Benefit Payments:
The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	Payments
2005	$ 32,019
2006	25,190
2007	27,560
2008	30,406
2009	33,452
Years 2010 – 2014	220,532

Other Benefit Plans
Additionally, employees of the Company are eligible to participate in the UBS Financial Services Inc. 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBSFSI also provides certain life insurance and health care benefits to employees of the Company.

Note (13) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the consolidated statement of financial condition. Deferred tax assets are reflected without reduction for a valuation allowance.

The state tax rate used for calculating net deferred tax assets increased by 2.1%, from 6.9% used at December 31, 2003, to 9.0% used at December 31, 2004.

(in thousands of dollars except share data)

Note (13) Income Taxes (continued)

The components of the Company's deferred tax assets and liabilities as of December 31, 2004 were as follows:

Deferred tax assets:		
Employee benefits	$	633,599
Accelerated income and deferred deductions		4,379
Net operating loss carryforward-state and local and foreign		51,860
Book over tax depreciation		26,027
Valuation of trading assets and investments		56,226
Total deferred tax assets		772,091
Deferred tax liabilities:		
Accelerated deductions and deferred income		75,157
Total deferred tax liabilities		75,157
Net deferred tax asset	$	696,934

At December 31, 2004, the Company had net operating loss carryforwards for state and local and foreign income tax purposes that expire between 2007 and 2022.